

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

<u>Via E-mail</u>
Caren Mason
President and Chief Executive Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, California 91016

  **Re: STAAR Surgical Company**
    **Form 10-K for the Fiscal Year Ended December 29, 2017**
    **Filed February 28, 2018**
    **File No. 1-11634**

Dear Ms. Mason:

  We refer you to our comment letter dated November 28, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Cecilia Blye

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Amanda Ravitz
  Assistant Director
  Division of Corporation Finance